News Release

Corporate Continuation Under Business
Corporations Act (British Columbia)

January 14, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, AMEX:AXU) ("Alexco" or the “Company”) is pleased to announce the completion of the continuation of its jurisdiction of incorporation from Yukon Territory into British Columbia under the Business Corporations Act (British Columbia) effective as of December 28, 2007 and the adoption of new articles, as approved at the annual shareholders’ meeting held December 11, 2007. Alexco’s day-to-day business is unchanged, and the Company will continue to carry on its business in Yukon Territory under an extra-territorial registration. The CUSIP and ISIN numbers for the common shares of the Company remain the same after the continuation.

The continuation is not a reorganization, amalgamation or merger and does not alter shareholdings of Alexco's shareholders.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 18% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4